貝兒・麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32002208-000004

July 4, 2007

RECEIVED
2007 JUL 10 A 9: 11
OFFICE OF
CORPORATE ...

By Hand

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

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Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated June 27, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 1 3 2007
THOMSON
FINANCIAL

Joyce Ip/ Ingrid Ling
Encl.

ANDREW J.L AGLIONBY
BRIAN BARRON
EDMOND CHAN *
ELSA S C CHAN
RICO W K CHAN
BARRY W M CHENG
MILTON CHENG
DEBBIE F CHEUNG
PEGGY P Y CHEUNG
CHEUNG YUK TONG
P H. CHIK ***
STEPHEN R ENO*
DAVID FLEMING
ANTHONY JACOBSEN ***
SUSAN KENDALL

DOROTHEA KOO
WILLIAM KUO
HARVEY LAU ***
ANGELA W Y LEE **
LAWRENCE LEE
NANCY LEIGH
ANITA P F LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO ***
ANDREW W LOCKHART
LOO SHIH YANN
PHILIP MARCOVICI ***
JASON NG
MICHAEL A OLESNICKY

ANTHONY K S POON*
GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH ***
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG **
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN
(NEW YORK)
SCOTT D CLEMENS
(NEW YORK)
JOHN V GROBOWSKI
(WASHINGTON, DC)
STANLEY JIA
(NEW YORK)
ANDREAS W LAUFFS
(NEW YORK)
WON LEE
(NEW YORK)
FLORENCE LI
(NEW YORK)

MARCO MARAZZI
(ITALY)
JULIE JIMMERSON PENG
(CALIFORNIA)
ALLEN TZO CHING SHYU
(ILLINOIS)
JOSEPH T SIMONE
(CALIFORNIA)
BRIAN SPIRES
(MARYLAND)
HOWARD WU
(CALIFORNIA)
SIMONE W YEW
(CALIFORNIA)
WINSTON K T ZEE
(WASHINGTON, DC)
DANIAN ZHANG
(WASHINGTON, DC)

*Notary Public
**China Appointed Attesting Officer
***Non Resident in Hong Kong

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on June 27, 2007:

1. Announcement of Unusual Price and Trading Volume Movements by China Shipping Container Lines Company Limited, released on July 3, 2007.



中 海 集 裝 箱 運 輸 股 份 有 限 公 司

China Shipping Container Lines Company Limited *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unusual Price and Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

We have noted today's increases in the price and trading volume of the shares of China Shipping Container Lines Company Limited (the "**Company**") and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"), neither is the board of directors of the Company (the "**Board**") aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which, individually and jointly accept responsibility for the accuracy of this statement.


By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary


Shanghai, the People's Republic of China
3 July 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Pan Zhanyuan, Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

*   *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

